UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

____________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 333-211719

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASHLAND EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASHLAND GLOBAL HOLDINGS INC.

8145 Blazer Drive

Wilmington, Delaware 19808

Telephone Number (302) 995-3000

ASHLAND EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS AND SCHEDULES

December 31, 2021 and 2020 and for the year ended

December 31, 2021, with Report of Independent Registered Public Accounting Firm

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment and Administrative Oversight Committee

and Participants of the Ashland Employee Savings Plan

Wilmington, Delaware

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ashland Employee Savings Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule H: Line 4i, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/S/ Blue and Co

We have served as the Plan’s auditor since 2011.

Lexington, Kentucky

May 31, 2022

ASHLAND EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
(in thousands)	2021	2020
Assets
Interest in the Ashland LLC Savings Plan Master Trust:
Investments at fair value	$1,324,488	$1,217,675
Investment contracts at contract value	202,820	215,474
Receivables:
Participant contributions	479	484
Employer contributions	392	406
Notes receivable from participants	12,169	12,921
Total assets	1,540,348	1,446,960

Liabilities
Accrued expenses	145	322
Total liabilities	145	322

Net assets available for benefits	$1,540,203	$1,446,638

See accompanying notes to financial statements.

ASHLAND EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2021

(in thousands)
Additions to net assets attributed to:
Contributions:
Participants	$18,302
Employers	15,213
Rollover	4,021
Loan interest	679
Plan interest in Ashland LLC Savings Plan Master Trust investment income	213,025
Total additions	251,240

Deductions from net assets attributed to:
Benefits paid to participants	(156,937)
Administrative expenses	(738)
Total deductions	(157,675)

Net change in plan assets	93,565
Net assets available for benefits, beginning of year	1,446,638

Net assets available for benefits, end of year	$1,540,203

See accompanying notes to financial statements.

ASHLAND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

(In thousands, except participant and per share data)

NOTE A – DESCRIPTION OF THE PLAN

The following description of the Ashland Employee Savings Plan (Plan) provides only general information. The information in this Note is not a Summary Plan Description or Plan document, as these terms are defined under the Employee Retirement Income Security Act of 1974 (ERISA). Instead, this information merely summarizes selected aspects of the Plan. Read the Summary Plan Description or the Plan document for more information about the Plan. The Plan document controls the terms of the Plan and supersedes any inconsistencies contained herein or in the Summary Plan Description. The Ashland Global Holdings Inc. Investment and Administrative Oversight Committee (the IAOC), as Plan Administrator, retains all rights to determine, interpret and apply the Plan’s terms to factual matters and matters of law. This retained discretionary authority is more particularly described in the Summary Plan Description and in the Plan document.

General

The Plan is a contributory, defined contribution plan and covers active regular employees in groups designated by Ashland, the Plan sponsor, as eligible to participate in accordance with Plan documents. The Plan is intended to qualify under sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC), and under section 404(c) of ERISA.

Contributions

Eligibility and Employee Contributions

Employees in designated eligible groups may immediately enroll in the Plan, regardless of the amount of Company service.

Participants may make pre-tax contributions, pursuant to the terms of the Plan and Section 401(k) of the IRC. The Plan utilizes a safe harbor design under Section 401(k)(12) of the IRC. The Plan also allows participants to make after-tax Roth 401(k) contributions. Ashland and its participating subsidiaries also make matching contributions related to participant contributions, subject to applicable limitations in the Plan and IRC. All employees are eligible for Ashland’s matching contribution immediately upon participation.

Participants may contribute from 1% to 65% of eligible compensation in whole number percentage increments. Excluding catch-up contributions, participants were limited to contributions of $19,500 in 2021. Newly hired eligible employees are automatically enrolled in the Plan for a contribution of 4%. Employees have the opportunity to elect a different amount before the automatic contributions are withheld. The contributions are invested in the Plan’s default investment option if the employee does not make a different investment election. The default investment option is the Vanguard Target Retirement Trust Fund that most closely matches the employee’s assumed retirement date, based on the employee’s age at the time of enrollment. These investments gradually become more conservative over time and are Common/Collective Trusts. The automatic enrollment rules do not apply to certain hourly paid employees.

Eligible employees who are at least age 50 by December 31 can make catch-up contributions in addition to the regular contribution. Catch-up contributions are pre-tax contributions from an eligible participant’s compensation in excess of a plan-imposed limit or the legal pre-tax contribution limit. Therefore, the eligible participant’s contributions must first reach a plan-imposed limit or the legal pre-tax contribution limit before

ASHLAND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

any contributions are characterized as catch-up contributions. These employees may contribute a maximum of $6,500 as catch-up contributions for 2021.

Employer Contributions

Ashland LLC and its participating subsidiaries contribute up to 4% of eligible compensation as a matching contribution to a participant’s contributions. Ashland’s matching contribution is $1.00 for each $1.00 the participant contributes up to the maximum participant contribution percentage. Matching contributions are calculated on a payroll by payroll basis and can be made in cash or Ashland Global Holdings Inc. Common Stock. If matching contributions are made directly to the Plan in common stock, then such contributions shall be invested in the Ashland Common Stock Fund and can be moved at any point thereafter by the Plan participant. All matching contributions made in cash shall be invested pursuant to the participant’s investment elections thereby mirroring the participant’s contributions. During 2021, all employer matching contributions made to the Plan were in cash.

Basic Retirement Contributions

Employees who were eligible to participate in the Plan as of December 31, 2010 and who were not eligible for future contributions under the Ashland Hercules Pension Plan (Grandfathered Employee), shall be entitled to a Basic Retirement Contribution based on a percentage of the employee’s compensation. Effective January 1, 2017, Ashland amended the plan to fix the percentage of compensation at 4%. Additionally, this amendment expanded eligibility for certain employees whose pension plan accruals were frozen and eliminated the transition contribution that was previously permitted under the Plan.

Other Contributions

Effective November 1, 2008, the Plan was amended designating the Ashland Common Stock Fund investment option as an employee stock ownership plan (ESOP). The ESOP component of the Plan allows dividends paid on Ashland Global Holdings Inc. Common Stock held in the fund to be passed through to participants and beneficiaries. Participants and beneficiaries may elect to have the dividends passed through and paid to them or to have the dividends reinvested. If a participant or beneficiary fails to make an affirmative election, the default is to reinvest the dividends. Dividends that are reinvested and paid into the Ashland Common Stock Fund are allocated proportionately to participants and beneficiaries on the basis of each participant’s and beneficiary’s investment in the fund and used to purchase additional units in the Ashland Common Stock Fund. Amounts allocated to the portion of the Plan that is an ESOP may still be exchanged to other investments in the Plan and other investments in the Plan may be exchanged into the ESOP component of the Plan.

Vesting

The Plan provides for immediate vesting of all employer and employee contributions regardless of the employee’s length of participation in the Plan or service with the employer. However, to preserve the qualified status of the Plan with the Internal Revenue Service (IRS), there are certain restrictions on the employee’s right to withdraw contributions and any earnings thereon while actively employed by Ashland or its subsidiaries. If a participant or beneficiary entitled to a benefit cannot be located, the vested benefit is forfeited. If such a participant or beneficiary makes a proper claim prior to the termination of the Plan, the forfeited benefit shall be restored in an amount equal to the amount forfeited, unadjusted for any gains or losses.

Voting Rights

Participants may instruct the trustee on how to vote shares of Ashland Global Holdings Inc. Common Stock held in their Ashland Common Stock Fund account and are notified by the trustee prior to the time such rights

ASHLAND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

are to be exercised. The trustee will vote fractional shares and shares for which it received no instructions in the same proportion as the voting instructions on allocated shares received from participants. Participants may also direct the trustee on how to respond if a tender offer is made for Ashland Global Holdings Inc. Common Stock. If no instructions are received from a participant on a tender offer, it will be considered to be instruction to the trustee not to respond to the offer.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) Ashland’s contribution and (b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Rollovers

Participants may elect to rollover amounts from other qualified plans into this Plan in accordance with the guidelines required by the Plan and the IRC.

Notes Receivable from Participants

Any participant can obtain a loan from the Plan for any reason and may hold up to two loans at any one time. Loans cannot exceed the lesser of (a) 50% of the participant’s account balance or (b) $50,000 reduced by the difference between the highest outstanding loan balance during the 12 months before the loan and the actual balance on the date of the loan. Participants’ plan accounts will be security for the loan. Each loan bears interest at rates ranging from 3.25% to 10.5% as determined by the Trustee. Loans must be repaid within five years in equal installment amounts determined by the Plan sponsor. However, loans transferred into the Plan under terms authorized under prior plans will continue to be amortized in accordance with the original terms of those loans. Loan interest compounds monthly at an annual rate equal to the prime rate on the last business day of the month before the loan is made plus 1%. Interest on the loan will be credited to the participant’s account as the loan is repaid as investment earnings. The loan repayments and the interest payments are then invested among the Plan investment options in the same percentage as the participant’s contributions. Delinquent loans are recorded as a distribution based upon the terms of the Plan document.

Loans are offset against the participant’s account and the related portion does not share in any income, expenses, gains, or losses (other than the interest on the loan) which are realized by the Plan. Loans are recorded at their unpaid principal balance, plus any accrued but unpaid interest.

Payments of Benefits

Participants may withdraw a certain portion of their account while employed. The portion that can be withdrawn depends upon whether the employee is age 59-½ and the source of funds. Only one such withdrawal is allowed in any 12-month period and the withdrawal cannot exceed the current value of the total account.

Upon termination of employment, the participant, or beneficiary in the event of death, may receive the entire value of the account in either a lump sum payment or installments paid monthly, quarterly, or annually over a limited period of time. If the total value of the account is $1,000 or less, the value of the account will be distributed in a lump sum without the participant’s consent.

Plan Termination

Although it has not expressed any intention to do so, Ashland reserves the right, at its sole discretion, to amend, suspend, modify, interpret, discontinue, or terminate the Plan or change the funding method at any

ASHLAND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

time without the requirement to give cause or consideration to any individual, subject to the provisions set forth in ERISA. No accounting treatment or funding of the Plan shall be deemed evidence of intent to limit in any way the right to amend or terminate the Plan.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Master Trust

The investments of the Plan are pooled with the investments of the Ashland Union Employee Savings Plan (formerly known as the Hercules Plan), the International Specialty Products Inc. 401(k) Plan (ISP Plan) and the Pharmachem Profit Sharing Plan in a master trust pursuant to an amended agreement between Fidelity Management Trust Company, the trustee, and Ashland — Ashland LLC Savings Plan Master Trust (the Master Trust), effective October 1, 2012.

Investments

The Plan’s investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust. These investments are determined primarily by quoted market prices (see Note E).

Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Income and Expense Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Master Trust’s gains and losses on investments bought and sold as well as held during the year. This activity is presented as “Plan interest in Ashland LLC Savings Plan Master Trust investment income (expense)” on the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The majority of costs and expenses of administering the Plan are paid by Ashland, except that loan initiation and maintenance fees, short-term redemption fees and overnight charges are paid by participants. Investment management fees are paid to the investment managers from their respective funds.

ASHLAND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE C – MASTER TRUST INVESTMENTS

The Plan's investments are in the Master Trust, which was established for the investment of assets of the Plan and the other Ashland sponsored retirement plans. The Master Trust allocates certain individual assets to each plan participating in the Master Trust arrangement. Therefore, the investment results from certain individual assets of the Plan may not reflect its proportionate interest in the Master Trust.

The following table presents the net assets, including investments, receivables, and liabilities, of the Master Trust and the Plan's interest in the net assets of the Master Trust as of December 31:

	2021		2020
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Investments, at fair value:
Ashland Common Stock Fund
Money Market Fund	$778	$736	$753	$715
Ashland Global Holdings Inc. Common Stock	73,216	69,233	60,815	57,742
Shares of Registered Investment Companies	240,818	209,291	205,502	179,046
Common/Collective Trusts	1,203,487	1,039,456	1,132,627	977,872
Stable Value Fund Money Market Fund	6,429	5,772	2,528	2,300
Total investments at fair value	1,524,728	1,324,488	1,402,225	1,217,675

Investments, at contract value:
Stable Value Fund Investment Contracts	225,899	202,820	239,520	215,474
Total investments at contract value	225,899	202,820	239,520	215,474
Net Master Trust assets	$1,750,627	$1,527,308	$1,641,745	$1,433,149

The following table presents the net appreciation in investments (including gains and losses on investments bought and sold, as well as held during the year) and investment income (expense) in the Master Trust for the year ended December 31:

2021
Net realized and unrealized appreciation in fair value of investments	$218,726
Investment income:
Dividends	19,269
Interest	4,530
23,799
Total	$242,525

NOTE D – INVESTMENT CONTRACTS

The investment contracts held by the Master Trust in the Stable Value Fund are known as synthetic account guaranteed investment contracts (GICs).

In a synthetic GIC structure, the underlying investments are owned by the Master Trust and held in the trust for plan participants. The contract values of the synthetic GIC contracts including unsettled receivables and payables at December 31, 2021 and 2020 were $225,899 and $239,520, respectively.

The synthetic account GIC instruments have wrapper contracts that are purchased from an insurance company or bank. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The contract value assigned to the wrapper contracts at December 31, 2021 and 2020 was zero.

ASHLAND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

The key factors that influence the future interest crediting rates include: the level of market interest rates; the amount and timing of participant contributions, transfers, and withdrawals into and out of the contract; the investment returns generated by the underlying fixed income investments; and the duration of the underlying investments.

To determine the interest crediting rate, wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio, including the contract interest credit rate, yield to maturity of underlying investments, market value of underlying investments, contract value, duration of the portfolio, and wrapper contract fees. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The interest crediting rates of the contracts are typically reset on a quarterly basis. All wrapper contracts provide for a minimum interest crediting of zero percent.

Limits to Ability to Transact at Fair Value

In certain circumstances, the amount withdrawn from a wrapper contract would be payable at fair value rather than at contract value. These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, if Ashland withdraws from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria. The circumstances described above that could result in payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, material and adverse changes to the provisions of the Plan, or uncured material breaches of responsibilities. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments, or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula.

NOTE E – FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument’s fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 – Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date.

ASHLAND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

As of December 31, 2021 and 2020, the Plan held no investments outside of its interest held in the Master Trust. The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Ashland Common Stock Fund
Money Market Fund	$778	$—	$—	$778
Ashland Global Holdings Inc. Common Stock	73,216	—	—	73,216
Shares of Registered Investment Companies	240,818	—	—	240,818
Stable Value Fund Money Market Fund	6,429	—	—	6,429
Total assets in the fair value hierarchy	321,241	—	—	321,241
Common/Collective Trusts (a)	—	—	—	1,203,487
Investments at fair value	$321,241	$—	$—	$1,524,728

(a)
Common/Collective Trusts are measured at fair value using the net asset value per share or its equivalent as a practical expedient and are therefore not required to be classified in the fair value hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Ashland Common Stock Fund
Money Market Fund	$753	$—	$—	$753
Ashland Global Holdings Inc. Common Stock	60,815	—	—	60,815
Shares of Registered Investment Companies	205,502	—	—	205,502
Stable Value Fund Money Market Fund	2,528	—	—	2,528
Total assets in the fair value hierarchy	269,598	—	—	269,598
Common/Collective Trusts (a)	—	—	—	1,132,627
Investments at fair value	$269,598	$—	$—	$1,402,225

(a)
Common/Collective Trusts are measured at fair value using the net asset value per share or its equivalent as a practical expedient and are therefore not required to be classified in the fair value hierarchy.

Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2021 and 2020.

Money Market Funds, Shares of Registered Investment Companies, Ashland Global Holdings Inc. Common Stock – Valued at the quoted market price of shares held by the Plan at year-end.

Common/Collective Trusts (CCT) – Valued using a Net Asset Value (NAV). The NAV of a CCT is based on the market values of the underlying securities. The beneficial interest of each investor is represented in units. Units are issued and redeemed daily at the fund's closing NAV.

Investments Measured Using Net Asset Value per Share Practical Expedient – The following table sets forth the investments valued at NAV as of December 31, 2021:

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Common/Collective Trusts	$1,203,487	None	Daily	None	None

The following table sets forth the investments valued at NAV as of December 31, 2020:

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Common/Collective Trusts	$1,132,627	None	Daily	None	None

ASHLAND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE F – TRANSACTIONS WITH RELATED PARTIES

The Plan’s portion of the Master Trust held 643,056 and 730,752 shares of Ashland Global Holdings Inc. Common Stock as of December 31, 2021 and 2020, respectively, with a fair value of $69,233 and $57,742, respectively. The Plan’s interest in the Master Trust received dividends on Ashland Global Holdings Inc. Common Stock of $797 in 2021. The remaining dividends relate to certain Master Trust investments classified as Shares of Registered Investment Companies. Fidelity Management Trust Company acts as the Trustee and Recordkeeper of the Plan. PIMCO, an Allianz Global Investors company, Newport Trust Company and Dimeo, Schneider & Associates, LLC were also providers of fiduciary services to the Master Trust during the year.

Fees of $738 were paid by the Plan for investment management. Costs paid by Ashland are not charged to the Plan or Master Trust for services it performs on behalf of the Plan.

NOTE G – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2021	2020
Net assets available for benefits per financial statements	$1,540,203	$1,446,638
Benefit claims payable	—	(127)
Receivable on deemed distributions of participant loans	(2,339)	(2,227)
Net assets available for benefits per Form 5500	$1,537,864	$1,444,284

The following is a reconciliation of the net investment appreciation per the financial statements to the Form 5500 for the year ended December 31:

2021
Plan interest in Ashland LLC Savings Plan Master Trust investment income (expense)	$213,025
Loan interest	679
Total appreciation of investments per Form 5500	$213,704

NOTE H – TAX STATUS OF THE PLAN

The Plan has received a determination letter from the IRS dated June 22, 2017, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for the plan years ending prior to 2018.

ASHLAND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE I – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SCHEDULE H

Ashland Employee Savings Plan

Employer Identification Number 20-0865835
Plan Number 010

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2021
($ in thousands)

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost^	Current Value
*	Participant Loans	1-30 Years, interest 3.25% - 10.50%	$—	$12,169

*	Indicates parties-in-interest to the Plan
^	Required for nonparticipant-directed investments only

See accompanying report of independent registered public accounting firm.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND EMPLOYEE SAVINGS PLAN

Date: May 31, 2022	/S/ J. Kevin Willis
J. Kevin Willis
Senior Vice President and Chief Financial Officer Chair of the Ashland Global Holdings Inc. Investment and Administrative Oversight Committee

EXHIBIT INDEX

23.1 Consent of Blue & Co., LLC